Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

March 24, 2017

Via EDGAR

Trace Rakestraw

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Mutual Funds Trust File Nos. 333-214468, 811-23213

Dear Mr. Rakestraw and Ms. Fettig:

On March 14, 2017, USCF Mutual Funds Trust (the “Trust”) filed pre-effective amendment no. 2 to its registration statement on Form N-1A (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register the initial series of the Trust, the USCF Commodity Strategy Fund (the “Fund”). On March 15, 2017, based upon an accounting review, Ms. Fettig provided oral comments on behalf of the staff of the SEC’s Division of Investment Management (the “Staff”). Also, on March 21, 2017, based upon a general review of the Registration Statement, Mr. Rakestraw provided additional oral comments from the Staff. Set forth below are each of the Staff’s comments in italics, and the Trust’s response to each comment follows. With this letter, the Trust is simultaneously filing with the Commission pre-effective amendment no. 3 to the Registration Statement, which reflects the Trust’s responses to the Staff’s comments.

Accounting Comments

1.	The consent of the independent registered public accounting firm, filed as exhibit 28(j) to the Registration Statement, states that the accounting firm’s report on the Fund is dated March 14, 2017. However, the report included in the Registration Statement is dated March 10, 2017. Please file a pre-effective amendment with a new consent of and report from the accounting firm.

Response: In accordance with the Staff’s comment, the Trust has filed pre-effective amendment no. 3, which includes a new consent of the Trust’s independent registered public accounting firm with the corrected date of March 14, 2017.

2.	The consent of the independent registered public accounting firm, filed as exhibit 28(j) to the Registration Statement, does not contain the accounting firm’s name. Please confirm that the consent filed with the next pre-effective amendment includes the accounting firm’s name.

Response: The Trust confirms that pre-effective amendment no. 3 includes a consent with the name of the Trust’s independent registered public accounting firm.

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3.	The ticker symbols for the Fund do not appear on the Fund’s EDGAR page. Please confirm that the Fund’s ticker symbols will appear on the Fund’s EDGAR page once the next pre-effective amendment is filed.

Response: The Trust has submitted a request to add the ticker symbols to the Fund’s EDGAR page, subject to review by the SEC’s Office of Filings and Information Services Filer Support Branch.

4.	In the fee table included on page 1 of the prospectus, the Acquired Fund Fees and Expenses (“AFFE”) are listed as 0.00%. Please explain why a line item for AFFE is included in the fee table. Does the Fund truly have no AFFE or are they very small? If the line item for AFFE was included for no particular reason, please delete.

Response: The Trust has deleted the line item for AFFE in the Fund’s fee table. It is not anticipated that the Fund will have AFFE.

5.	With respect to the fee table included on page 1 of the prospectus, please confirm that Other Expenses of the Subsidiary will be consolidated with the Fund’s Other Expenses and not shown as AFFE.

Response: The Trust confirms that the Other Expenses of the Subsidiary will be consolidated with the Fund’s Other Expenses and not shown as AFFE.

6.	For the expense example on page 2 of the prospectus, the Staff’s calculations reflect lower costs for Class A shares and higher costs for Class I shares. Please confirm the estimated costs for each share class for each period. As part of the response, please include the calculations and assumptions used to calculate the costs.

Response: The Trust apologizes for the error in its calculations. The Trust has corrected the expense example and included the corrected numbers in the Registration Statement.

7.	As part of the financial statement and the notes thereto beginning on page 39 of the Statement of Additional Information, please disclose that the financials of the Subsidiary will be consolidated with the financials of the Fund.

Response: The Registration Statement has been revised accordingly.

8.	Under Note 2 of the financial statement, it is disclosed that the Fund’s portfolio of futures contracts is “rebalanced on an ongoing basis . . . .” However, the Registration Statement discloses that the Fund’s portfolio of futures contracts is “reconstituted and rebalanced on a monthly basis . . . .” Please confirm that above-referenced disclosure and all other disclosure in the financial statement and the notes thereto conform to the disclosure in the Registration Statement.

Response: The Trust confirms that the above-referenced disclosure and all other disclosure in the financial statement and the notes thereto have been conformed to the disclosure in the Registration Statement.

9.	Under Note 3 to the financial statement, please disclose the terms of the expense limitation agreement between the Adviser and the Fund. Please also disclose the financial terms of the management agreement with the Subsidiary.

Response: The Registration Statement has been revised accordingly.

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10.	The financial statement does not include a Statement of Operations. Please explain why a Statement of Operations has not been included. Please add a note to the financial statement describing the accounting for organizational and offering costs.

Response: The financial statement does not include a Statement of Operations because the Adviser has agreed to cover the Fund’s organizational and offering expenses up to the date of the effectiveness of the Fund’s registration statement.

General Comments

11.	With respect to the Fund’s fundamental policy on concentration, please note that a fund cannot ignore the concentration of any affiliated or unaffiliated underlying investment company in which the Fund invests when determining the Fund’s own compliance with its concentration policy. Please add disclosure that the Fund will consider the concentration of both its affiliated and unaffiliated underlying investment company holdings when determining compliance with its own concentration policy.

Response: The Registration Statement has been revised accordingly.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	Carolyn Yu, USCF Mutual Funds Trust Daphne Frydman, USCF Mutual Funds Trust Ronald Coenen Jr., Eversheds Sutherland (US) LLP